SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 22, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated September 22, 2008 announcing the repurchase of 438,041 shares of Banco Macro’s Class B Common Stock.

Buenos Aires, September 22, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3rd Floor
Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 3, subsection 23, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 3, subsection 23, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001), I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Bank has acquired its own shares issued by the Bank under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the CNV.

In that respect, we inform you that the Bank acquired 438,041 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, for an average price of Ps$. 5.985 per share, and an aggregate amount of Ps$. 2,621,541.32.

In case of any doubt or inquiry, please contact me.

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 22, 2008

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director